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                                                              Exhibit (a)(1)(KK)

For immediate release
December 6, 2000

Contact:

pcOrder.com, Inc.                               Trilogy Software, Inc.

Tiffany O'Brien                                 Krista Rollins
512.684.1171                                    512.425.3128
tiffany.obrien@pcorder.com                      krista.rollins@trilogy.com
--------------------------                      --------------------------

              FEDERAL COURT REMANDS CLASS ACTION TO STATE COURT;
          TRILOGY SOFTWARE, INC. AND PCORDER.COM INC ASK STATE COURT
                    TO DISSOLVE TEMPORARY RESTRAINING ORDER

AUSTIN, TEXAS, December 6, 2000 - Trilogy Software, Inc. and pcOrder.com, Inc. (NASDAQ:PCOR) today jointly announced that the Austin Division of the United States District Court for the Western District of Texas yesterday remanded to the District Court of Travis County, Texas the purported class action lawsuit filed by Marilyn Stahl against Trilogy, pcOrder and the individual members of the pcOrder Board of Directors on November 28, 2000. In remanding the case to state court, the federal court did not rule on the defendants' motion to dissolve the temporary restraining order previously entered by the state court that enjoins the defendants through December 12, 2000 from proceeding with Trilogy's cash tender offer to acquire all of pcOrder's outstanding Class A common stock at a price of $6.375 per share.

Following the remand of the Stahl case, the defendants yesterday filed a motion to dissolve the temporary restraining order with the state court. A hearing has been set for 10:00 a.m. today on the issue.


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